Exhibit 5.1

April 26, 2006	Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019-5820

EP MedSystems, Inc.	Main Tel (212) 506-2500 Main Fax (212) 262-1910 www.mayerbrownrowe.com
575 Route 73 North, Building D
West Berlin, New Jersey 08091

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as special counsel to EP MedSystems, Inc., a New Jersey corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended, of 2,000,000 shares (the “Shares”) of its Common Stock, no par value per share, $0.001 stated value per share (the “Common Stock”). The Shares include (i) 1,000,000 shares of Common Stock reserved for issuance under the Company’s 2006 Stock Option Plan (the “2006 Stock Option Plan”) and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company’s 2006 Director Option Plan (the “2006 Director Option Plan”)

In rendering the opinion expressed herein, we have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of the Company as we have deemed necessary or appropriate. We have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of all documents, records and certificates submitted to us as originals, the conformity to the originals of all documents, records and certificates submitted to us as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to us as copies.

Based upon and subject to the foregoing, we are of the opinion that the issuance of the Shares has been duly authorized by all necessary corporate action and the Shares, when issued in conformity with the provisions of the 2006 Stock Option Plan or the 2006 Director Option Plan, as applicable, will be validly issued, fully paid and non-assessable.

We are admitted to the Bar of the State of New York, and we express no opinion as to the applicability or effect of the laws of any other jurisdiction upon any of the conclusions set forth below, except the Federal laws of the United States of America.

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Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

April 26, 2006

With respect to any matters concerning New Jersey corporate law involved in the opinions set forth below, we draw your attention to the fact that we are not admitted to the Bar of the State of New Jersey and are not experts in the law of such jurisdiction, and that any such opinions concerning New Jersey corporate law are based upon our reasonable familiarity with the New Jersey Business Corporation Act as a result of our prior involvement in transactions involving such laws.

This opinion is for your benefit and it may not be reprinted, reproduced or distributed to any other person for any purpose without our prior written consent, except that we hereby consent to the filing of this opinion letter as an exhibit to the registration statement covering resales of the Shares and to the reference to this firm under the caption “Legal Matters” contained therein.

Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or any other person, or any other document or agreement involved with the transactions. We assume no obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinions expressed herein.

Very truly yours,

/s/    Mayer, Brown, Rowe & Maw LLP